

Mail Stop 3561

June 15, 2009

Mr. Steven J. Malcolm
Chief Executive Officer
Williams Partners GP LLC
One Williams Center
Tulsa, OK 74172

      Re: **Williams Partners L.P.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed February 26, 2009
             File No. 1-32599

Dear Mr. Malcolm:

      We have reviewed your response letter dated May 29, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Report on Internal Control Over Financial Reporting, page 76

1.   We note that your Chief Executive Officer and Chief Financial Officer expressed their belief as to the effectiveness of your internal control over financial reporting. Please confirm, if true, that your Chief Executive Officer and Chief Financial Officer concluded that your internal control over financial reporting is effective. Please also confirm that you will, in future filings, refrain from characterizing this conclusion as management's belief.

Financial Statements

Consolidated Statements of Income, page 80

2.   We read in your response to comment three from our comment letter dated May 12, 2009 that you calculate earnings per limited partner unit for each year as the sum of the quarterly earnings per limited partner unit for each of the four quarters in the year. Please explain to us in more detail why you believe that is an appropriate method of calculating year-to-date earnings per share, including your detailed analysis of how SFAS 128 or other relevant GAAP guidance supports this methodology. We refer you to paragraph 8 of SFAS 128 and Illustration 1 of Appendix C to SFAS 128.

Consolidated Statements of Cash Flows, page 82

3.   We note your response to comment five from our comment letter dated May 12, 2009. We understand that the line item captioned "Capital expenditures" on your statement of cash flows represents the gross increase in your property, plant and equipment, including both cash and non-cash expenditures, and that you then present the non-cash changes in the line item captioned "Change in accrued liabilities and accounts payable – capital expenditures" such that the net effect of these two line items is to calculate your cash capital expenditures. Notwithstanding your belief that this presentation is useful to your readers, it is unclear to us that presenting non-cash transactions within your statement of cash flows complies with SFAS 95 and related guidance. In this regard, SFAS 95 indicates that non-cash investing and financing activities should be reported to investors in related disclosures, but does not contemplate presenting these transactions within the cash flow statement itself. If you continue to believe that this presentation is permitted under SFAS 95, please provide us with a detailed analysis of SFAS 95 supporting this conclusion. Otherwise, please revise the line item captioned "Capital expenditures" in future filings to present only your cash capital expenditures. We will not object if you present a reconciliation of your gross capital expenditures to your cash capital expenditures as supplemental information below your statement of cash flows or in a footnote to your financial statements to comply with paragraph 32 of SFAS 95.

Notes to Consolidated Financial Statements

Note 4. Allocation of Net Income and Distributions, page 89

4.   We read in your response to our comment six in our letter dated May 12, 2009 that the income allocable to Class B unitholders differs on a per unit basis from the income allocable to the remaining limited partner unitholders on a per unit basis for 2007. We remain unclear as to how you calculated earnings per limited

partner unit for 2007 as seen on the face of your consolidated statements of income as you appear to have allocated one amount of income to the limited partners as a whole and you appear to have calculated one weighted average units outstanding amount that included common units, subordinated units, and Class B units. Please explain to us in more detail how your calculation considered the beneficial conversion amount that was received only by holders of the Class B units, including showing us the separate calculations for each class of limited partner units for 2007.

Note 6. Equity Investments. Wamsutter, page 92

5.   We note your response to comment eight from our comment letter dated May 12, 2009. Please explain to us in more detail what is encompassed by the annual business plan that must receive your approval. Based on your current response, it is unclear to us the extent to which "significant decisions" as contemplated by EITF 96-16 are encompassed by the annual business plan that must receive your approval, and therefore it is unclear to us how significant WFSC's general decision-making authority is.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief